SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 7)



                          Equalnet Communications Corp.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)



                                   294408-10-9
                                 (CUSIP Number)


                                 Mark A. Willis
                            1250 Wood Branch Park Dr.
                              Houston, Texas 77079
                                  281-529-4648

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  April 5, 2000
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                             - Page 1 of 9 Pages -

------------------------------                               -------------------
CUSIP No.          294408-10-9                                 Page 2 of 9
------------------------------                               -------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Willis Group, LLC (76-0537286)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     /_/

                                                                (b)     |X|
3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                       /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Texas

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       9,865,000 shares
         BENEFICIALLY
           OWNED BY             8        SHARED VOTING POWER
             EACH                        -0-
           REPORTING
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        9,865,000 shares

                               10        SHARED DISPOSITIVE POWER
                                         -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,865,000*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  /_/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.6%**

14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
* Includes 836,667 shares of common stock, par value $0.01 per share ("Common Stock"), of Equalnet Communications Corp. ("Equalnet") covered by this item that are purchasable by The Willis Group, LLC upon exercise of warrants described in
Item 4 of this Statement.

** Beneficial ownership percentages set forth herein assume that at August 21, 2000, there were 40,944,341 shares of Common Stock outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, shares deemed to be beneficially owned by the reporting person as a result of the options and warrants are also deemed to be outstanding for purposes of computing these percentages.



                              - Page 2 of 9 Pages -

------------------------------                               -------------------
CUSIP No.          294408-10-9                                  Page 3 of 9
------------------------------                               -------------------



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael T. Willis

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     /_/

                                                                (b)     |X|

3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                         /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       500,000 shares
         BENEFICIALLY
           OWNED BY             8        SHARED VOTING POWER
             EACH                        9,865,000 shares
           REPORTING
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        500,000 shares

                               10        SHARED DISPOSITIVE POWER
                                         9,865,000 shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,365,000*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                        /_/


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.5%**

14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------
* Includes 836,667 shares of Common Stock of Equalnet covered by this item that are purchasable by The Willis Group, LLC, and 500,000 shares of Equalnet covered by this item that are purchasable by Michael T. Willis, in each case upon exercise of warrants described in Item 4 of this Statement.




                              - Page 3 of 9 Pages -

------------------------------                               -------------------
CUSIP No.          294408-10-9                                  Page 4 of 9
------------------------------                               -------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Mark A. Willis

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     /_/

                                                                  (b)     |X|

3         SEC USE ONLY

4         SOURCE OF FUNDS
          F

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                              /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       34,080 shares
         BENEFICIALLY
           OWNED BY             8        SHARED VOTING POWER
             EACH                        9,865,000 shares
           REPORTING
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        34,080 shares

                               10        SHARED DISPOSITIVE POWER
                                         9,865,000 shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,899,080*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                         /_/


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.7%**

14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------
* Includes 836,667 shares of Common Stock of Equalnet covered by this item that are purchasable by The Willis Group, LLC upon exercise of warrants described in
Item 4 of this Statement. Also includes options to purchase an additional 3,333 shares of Common Stock issuable within 60 days upon the exercise of options owned directly by such person.




                              - Page 4 of 9 Pages -

------------------------------                               -------------------
CUSIP No.          294408-10-9                                  Page 5 of 9
------------------------------                               -------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James T. Harris

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     /_/

                                                                 (b)     |X|

3         SEC USE ONLY

4         SOURCE OF FUNDS
          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                    /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY
           OWNED BY             8        SHARED VOTING POWER
             EACH                        9,865,000 shares
           REPORTING
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-

                               10        SHARED DISPOSITIVE POWER
                                         9,865,000 shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,865,000*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                         /_/


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.6%**

14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* Includes 836,667 shares of Common Stock of Equalnet covered by this item that are purchasable by The Willis Group, LLC upon exercise of warrants described in
Item 4 of this Statement.




                              - Page 5 of 9 Pages -

                                  SCHEDULE 13D
                                       OF
                              THE WILLIS GROUP, LLC

ITEM 1:  SECURITY AND ISSUER

         This Amendment No. 7 on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Equalnet Communications Corp., a Texas corporation ("Equalnet" or the "Issuer"). This Amendment amends Items 1, 3, 4, 5 and 7 of Amendments No. 5 and 6 on Schedule 13D filed on March 12, 1999 and April 6, 2000, respectively.


ITEM 4:  PURPOSE OF TRANSACTION

         The Reporting Persons acquired the shares of Common Stock indicated herein in the acquisitions reported above as part of their ongoing investment strategy regarding the Issuer. The Reporting Persons currently do not intend to acquire additional shares of Common Stock above their current ownership.

         Except as set forth above in this Item 4, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any of the executive officers or directors of such Reporting Persons, as applicable, has any plans or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D, other than motions that may be made by such Reporting Personas a creditor in connection with the filing by the Issuer and two of its subsidiaries for reorganization under Chapter 11 of the Bankruptcy Code.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b)

         (c) Since the filing of the Amendment No. 6 and the transactions described therein, The Willis Group sold an aggregate of 1,726,633 shares of Common Stock. These sales were made during the period from March 29, 2000 through April 5, 2000 on the open market through registered broker dealers at an average price per share of $0.41.

         (d) At present, and as a result of the transactions described herein:

                           (i) The  Willis  Group  beneficially  owns or has the
                  right to acquire, in the form of currently exercisable options, warrants and convertible preferred stock, directly or indirectly, 9,865,000 shares of Common Stock of the Issuer, which constitutes 23.6% of the Common Stock outstanding;

                           (ii) Michael T. Willis  beneficially  owns or has the
                  right to acquire, in the form of currently exercisable warrants and convertible preferred stock, directly or indirectly, 10,365,000 shares of Common Stock of the Issuer, which constitutes 24.5% of the Common Stock outstanding;

                           (iii) Mark A. Willis beneficially owns or has the right to acquire in the form of currently exercisable options, warrants and convertible preferred stock, directly or indirectly, 9,899,080 shares of Common Stock of the Issuer, which constitutes 23.7% of the Common Stock outstanding; and

                           (iv) James T. Harris beneficially owns or has the right to acquire in the form of currently exercisable warrants and convertible preferred stock, directly or indirectly, 9,865,000 shares of Common Stock of the Issuer, which constitutes 23.6% of the Common Stock outstanding,

                              - Page 6 of 9 Pages -
in each case based on:

         - the total number of shares outstanding 40,944,341 shares of Common Stock outstanding as of May 15, 2000, as contained in the Issuer's filing on Form 10-Q for the quarterly period ended March 31, 2000, filed with the Securities and Exchange Commission on May 22, 2000;

         - 9,028,333 shares of Common Stock outstanding and held directly by The Willis Group, including 5,233,333 shares subject to pledges that may continue to be voted by the original sellers until record ownership of such shares is transferred;

         - including as outstanding an additional 836,667 shares issuable to The Willis Group under currently exercisable warrants, including 236,667 subject to pledges to the original sellers;

         - in the case of Michael T. Willis, an additional 500,000 shares under currently exercisable warrants; and

         - in the case of Mark A. Willis, 3,333 shares under currently exercisable options.

Such securities, or the rights thereto, were acquired (and certain securities were disposed of) pursuant to the transactions described in Item 3 and 5 hereof and in the initial filing of and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 to this Schedule 13D.

         Beneficial ownership above does not include shares of Common Stock issuable upon conversion or exercise of 2,131 shares of Series D Preferred Stock, 1,696 shares of Series F Preferred Stock, 333,116 warrants issued to the Willis Group on September 4, 1998 (the "September Warrants") or 1,667 director stock options issued to Mark A. Willis that will vest on March 6, 2001. The terms of both the Series D and Series F Preferred Stock designations and the September Warrants allow conversion or exercise of the respective series of Preferred Stock and September Warrants only so long as the holder seeking conversion or exercise does not hold more than 4.9% of the Company's Common Stock at the time of conversion. The Willis Group currently holds in excess of 4.9% of the Company's Common Stock and therefore cannot convert any of these shares of Series D or Series F Preferred Stock, or exercise the September Warrants, into the Company's Common Stock at this time. Accordingly, none of the Reporting Persons currently beneficially owns any shares of Common Stock which would otherwise be issuable upon conversion of the Series D Preferred Stock, the Series F Preferred Stock or the September Warrants. However, these limitations do not prevent The Willis Group from converting and selling some of its holdings and then converting more of its holdings. By doing this, The Willis Group could sell more than 4.9% of the outstanding common stock of Equalnet while never holding more than 4.9% at any one time.

         (e) Of the shares beneficially owned by the Reporting Persons, The Willis Group has, or will have, sole voting power and power to dispose of the 9,865,000 shares of Common Stock it owns or has the right to acquire under currently exercisable warrants and convertible preferred stock, and each of Messrs. Michael T. Willis, Mark Willis and Harris, as 48.5%, 48.5% and 3% membership interest owners, respectively, of The Willis Group, have shared voting and dispositive power with respect to all such shares. Mr. Michael T. Willis will have sole voting power and dispositive power with respect to the 500,000 shares of Common Stock he has the right to acquire under a currently exercisable warrant. Mr. Mark Willis has sole voting power and power to dispose of the 30,747 shares of Common Stock he acquired as compensation for serving on the Board of Directors of the Issuer and up to 5,000 shares that.


ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         1.       Joint Filing Agreement


                             - Page 7 of 9 Pages -

                           [SIGNATURE PAGE TO FOLLOW]



                              - Page 8 of 9 Pages -

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



                                              THE WILLIS GROUP, LLC



Date: September 14, 2000                       By:       /s/ Mark A. Willis
                                                  ------------------------------------------
                                                         Mark A. Willis, President




Date: September 14, 2000                                 /s/ Mark A. Willis
                                               ---------------------------------------------
                                                         Mark A. Willis



Date: September 14, 2000                                 /s/ Michael T. Willis
                                               ---------------------------------------------
                                                         Michael T. Willis



Date: September 14, 2000                                  /s/ James T. Harris
                                               ---------------------------------
                                                         James T. Harris






                        [SIGNATURE PAGE TO SCHEDULE 13D]

EXHIBIT 1

                             JOINT FILING AGREEMENT


         The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on behalf of all of them on this Amendment 7 to
Schedule 13D, in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Dated: September 14, 2000


                                      THE WILLIS GROUP, LLC


                                      By:      /s/ Mark A. Willis
                                          -------------------------------------
                                               Mark A. Willis, President



                                      MARK A. WILLIS


                                        /s/ Mark A. Willis
                                      -----------------------------------------

                                      MICHAEL T. WILLIS


                                        /s/ Michael T. Willis
                                      -----------------------------------------

                                      JAMES T. HARRIS


                                        /s/ James T. Harris
                                      -----------------------------------------






                                       A-2